FORM 53-901.F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.        Reporting Issuer

DONNER MINERALS LTD.
1360 – 605 Robson Street
Vancouver, BC V6B 5J3

Item 2.        Date of Material Change

September 8, 2003.

Item 3.        Press Release

News release dated September 8, 2003 was issued in Vancouver, BC and disseminated through CCN Matthews.

Item 4.        Summary of Material Change

The Issuer reports that Knight Resources Ltd. (‘Knight’) has announced a significant nickel discovery at the West Raglan Project, located in Northern Quebec. Donner owns approximately 26% of Knight's common shares, as more particularly described below.

Item 5.        Full Description of Material Change

The Issuer reports that Knight Resources Ltd. (‘Knight’) has announced a significant nickel discovery at the West Raglan Project, located in Northern Quebec. Donner owns approximately 26% of Knight's common shares.

The entire Knight news release has been reproduced below.

Knight Resources Ltd. announced that high grade nickel sulphides have been intersected on the West Raglan Project located in northern Quebec and operated by Anglo American Exploration (Canada) Limited. Partial assays have been received for four diamond drill holes. Assays for additional holes are pending and will be released as they are received.

Hole	Core Length (m)	Nickel %	Copper %	Cobalt %

WR-08	14.75	3.04	1.13	0.08

WR-12	15.50	1.20	0.84	0.04

	including 8.50	1.60	1.13	0.05

WR-13	7.62	2.54	1.41	0.09

Assays for platinum and palladium are pending and will be released as they are received.

The mineralization is hosted by ultramafic bodies within the lower part of the Chukotat Group and displays a strong similarity in terms of host rocks, textures and grades, to ore bodies currently being mined by Falconbridge Limited at their Raglan operations.

Results from this year’s drilling program indicate that the Raglan Formation, host to most of the published reserves on Falconbridge Limited’s Raglan property, is present at or near surface across most of the West Raglan property. Furthermore, initial drilling has confirmed that, as at Raglan, the ultramafic unit hosts high grade and high tenor magmatic sulphide mineralization. Results to date show that the Raglan Formation identified on the West Raglan property is hosted by a steeply-dipping, locally overturned sequence of massive and pillow basalt flows and interflow sulphidic sediments and cherts. This contrasts with the shallowly north-dipping stratigraphy observed at Raglan.

Drilling, which began in early August, has focused on three general areas referred to as: Frontier, Povungnituk and Rain Day. To date, the drill intersections of greatest interest have all been in the Frontier area, the site of the high grade boulder samples reported in the Issuer’s news release dated July 16, 2003. The Frontier area, located approximately 7 kilometres west of Lac Chukotat, has been further divided into four zones: Frontier East, Frontier Central, Frontier West and Frontier South. Frontier Central is located approximately 650 metres east of Frontier West. Frontier East is located a further 1.1 kilometres east of Frontier Central. Frontier South is approximately 350 metres south of Frontier West.

The focus of the drilling is to identify nickel-rich magmatic sulphide deposits similar to those found at Raglan. The ore bodies at Raglan range in size from 10,000 tonnes to 1.7 million tonnes and consist of shallowly plunging ore lenses contained in irregular embayment structures in ultramafic rocks. These ore lenses are difficult exploration targets and typically require multiple, closely-spaced drill holes.

Frontier South

Frontier South was initially discovered in early August as an outcrop of mineralized ultramafic. Seven holes (WR-04/05/06/08/09/10/11), totalling 740 metres have now been drilled into Frontier South. WR-04 and WR-05 intersected weakly mineralized ultramafic. WR-06 intersected graphitic sediments and a large sequence of ultramafic.

WR-08, referred to as the Discovery Hole, intersected a 14.75 metre mineralized sequence that includes 11.4 metres of greater than 50% net textured magmatic sulfides. The mineralized sequence began at 17.2 metres.

WR-09 was drilled towards the south from the same location as WR-08 and intersected 2.1 metres of greater than 50% net textured magmatic sulfides. Overlying the 2.1 metres of magmatic sulphides, WR-09 intersected approximately 5.0 metres of re-mobilized magmatic and sedimentary massive sulfides intercalated with sulphidic sediments and chert.

WR-10 and WR-11 were step-out holes to the west and intersected a sequence of sulphidic sediments containing local massive sulphide beds. The information obtained from these two holes indicated an overturned, south dipping stratigraphy with an embayment structure in ultramafic rocks.

Mineralization in WR-04, 05, 06, 10 and 11 will be assayed in due course.

Frontier East

Frontier East was the site of high grade boulder samples (1.1% - 3.4% nickel) reported in the Issuer’s news release of July 16, 2003. Three holes (WR-02/12/13) totalling 445 metres have now been drilled into Frontier East.

WR-02 was the first hole drilled in the Frontier area. The hole was drilled north to south and intersected approximately 30 metres of sulphidic sediments and chert within ultramafics. The location of the conductive sediments do not appear to explain the strong surface conductivity noted in the area.

As a result of the interpretation at Frontier South, that dips are to the south, WR-12 and WR-13 were collared on a section 100 metres east of WR-02, and were drilled from south to north. WR-12 intersected a mineralized sequence from 15.5 metres to 32.0 meters, including 8.5 metres of greater than 50% net-textured magmatic sulphides and 7.0 metres of 5% to 25% net textured to disseminated magmatic sulphides.

WR-13 was collared from the same set-up as WR-12 but drilled at a steeper angle. WR-13 intersected 7.4 metres of massive magmatic sulphide in contact with low grade sedimentary sulphides. Nickel tenors in WR-13 are lower as a result of the sedimentary sulphides. Similar results are seen at Raglan.

Frontier Central

One hole, WR-14, was drilled from south to north underneath subcrop exposures of mineralized ultramafic and mineralized boulders that assayed between 1.9% and 3.4% nickel. WR-14 intersected an 11.5 metre mineralized sequence of magmatic sulphides, of which 9.0 metres were greater than 50% net textured magmatic sulphides.

Drill core from the mineralized sequence intersected in WR-14 has been sent for assay on a rush basis. Assay results will be reported as soon as they are received.

Frontier West

One hole, WR-03, was drilled on a coincident HLEM and magnetic anomaly where a single boulder assayed 2.0% nickel. The anomaly likely reflects the presence of sulphidic sediments. The source of the mineralised boulder remains unexplained.

Mineralization in WR-03 will be assayed in due course.

Rain Day

The Rain Day area is located approximately 7.5 kilometres due east of Frontier East. The only hole drilled at Rain Day, WR-01, was drilled to a depth of 152 metres near the site of weakly mineralized boulders (.23% to .26% nickel). WR-01 intersected an 87 metre unit of ultramafic rock with a gabbro hanging wall and a basalt footwall. Weak blebbly pyrrhotite mineralization was intersected between 135 and 144 metres in ultramafic. Recent prospecting approximately one kilometre west of WR-01 has discovered mineralized boulders of ultramafic proximal to unmineralized ultramafic outcrop. Assays for the boulders are pending.

Povungnituk

The Povungnituk area is located approximately 5 kilometres south of Lac Chukotat. WR-07 was drilled to test a coincident magnetic and HLEM anomaly. WR-07 intersected an ultramafic sequence before intersecting graphitic sediments.

Ongoing Work

Active exploration continues on the West Raglan Project. Drilling will continue until September 10th at which time drilling will be suspended due to the onset of winter conditions.

In addition to diamond drilling, detailed infill magnetic data is being collected to define magnetic highs within the regionally extensive ultramafic. Ground pulse EM geophysical coverage is ongoing. Downhole pulse EM is carried out on a routine basis.

Knight is earning a 49% interest in the West Raglan Project from Anglo American Exploration (Canada) Limited (‘AAEC’). The 68,000 hectare project, located in northern Quebec, covers over 60 km of the interpreted western extension of the Raglan Horizon, which hosts the deposits at the Raglan Mine. Resources, reserves and mined to date at Raglan are estimated at 28 million tonnes averaging 2.8% nickel and 0.8% copper with significant platinum group elements and cobalt.

AAEC is the operator of the West Raglan Project and is responsible for the sampling and submittal of samples for assay. The assaying was carried out and certified by ACME Labs and ALS Chemex, both of Vancouver, BC. ACME Labs performed all primary assays. A check assay was performed on quarter core of a 1.0 metre interval of WR-08 by ALS Chemex. At ACME Labs the interval assayed 3.23% nickel, 0.91% copper and 0.08% cobalt. At ALS Chemex the interval assayed 3.97% nickel, 1.00% copper and 0.09% cobalt. Further check assaying will be done in due course. The AAEC Qualified Person is Richard Dufresne and the Knight Qualified Person is Kerry Sparkes. Mr. Sparkes is the Qualified Person responsible for the Knight news release.

Item 6.        Reliance on Section 85(2) of the Act

If the report is being filed on a confidential basis in reliance on Section 85(2) of the Act, state the reasons for such reliance.

N/A.

Item 7.        Omitted Information

N/A.

Item 8.        Senior Officers

HARVEY KEATS
PRESIDENT            Telephone: (604) 683-0564

Item 9.        Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 8 th day of September, 2003.

DONNER MINERALS LTD.

Per:

"Harvey Keats"
Harvey Keats,
President